

Mail Stop 7010

January 31, 2008

Green Dragon Wood Products, Inc.
Attention: Kwok Leung Lee, President
c/o Diane J. Harrison, Esq.
Harrison Law, P.A.
6860 Gulfport Blvd. South, #162
South Pasadena, FL 33707

Re: Green Dragon Wood Products, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 11, 2007
File No. 333-147988

Dear Mr. Lee:

We have reviewed your filing and have the following comments.

General

1.   Registration statements, including pre-effective and post-effective amendments, filed on
or after February 4, 2008 must comply with the requirements adopted by the Commission
and published in Release No. 33-8876 (Dec. 19, 2007) entitled "Smaller Reporting
Company Regulatory Relief and Simplification." Therefore, in your next amendment,
please revise the registration statement cover page to reflect that you are filing a Form S-
1; however, you will be able to continue using the disclosure format and content based on
the SB-2 form until six months after the February 4, 2008 effective date. For guidance,
you may wish to refer to our compliance guide, which is available on our website at:
http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Prospectus Cover Page

2.   We note your response to comment 2 in our letter dated January 7, 2008. Since the
offering is not being underwritten, all selling shareholders "may" be underwriters with
respect to the shares they are offering. Please revise.

Risk Factors, page 3

(19) Conflict with native communities . . ., page 6

3.   Please revise the risk factor to clarify how any deterioration in the relationships between your distributors and the indigenous peoples of China could have an adverse effect on you. For example, is your business dependent upon customers in these communities?

Description of Securities – Dividends, page 15

4.   We note your response to comment 7 in our letter dated January 7, 2008. Please describe the $1.9 million dividend in greater detail. For example, why was this dividend distributed and how was it funded? Quantify the dividend payments to the officers and directors of the company and provide this disclosure under "Certain Relationships and Related Transactions." Also discuss the cash dividend under "Management's Discussion and Analysis or Plan of Operation."

Description of Business, page 16

Business Development, page 16

5.   Please delete the second sentence of the second paragraph, since this statement appears to be inconsistent with some of the requirements of Regulation S. Also make conforming revisions on page II-2.

Management's Discussion and Analysis, page 21

6.   We note your revisions to the tables on pages 2 and 22 in response to our prior comment 17. We note that the caption "Total Expenses" includes income from interest, dividends, exchange gains, management fees, rental and other income, and foreign currency translation adjustments. The caption "Net Income (Loss)" represents Comprehensive Income. There appears to be a mathematical error in the information provided for the fiscal year ended March 31, 2006. Please revise or expand the tables as necessary to provide a financial summary that is reflective of the specified statements of operations.

Results of Operations, page 22

7.   We note your revisions on page 24 in response to our prior comment 35. Your discussion of the increase in your accounts receivable balance at September 30, 2007 being due to the business method of collecting a small deposit up front and carrying the receivables until the product is ready for shipping appears to be in conflict with your revenue recognition accounting policy of recognizing revenue upon shipment of goods to customers. Please advise.

8.   Please tell us how you account for the 30% deposits you receive from your customers as described on page 17.

9.   It remains unclear to us how you concluded that an allowance for doubtful accounts is not necessary at September 30, 2007 given your added disclosures of the significance of the past write-offs, the increases in the receivables balance, and the aging of the receivable portfolio.

Certain Relationships and Related Transactions, page 27

10.   We note your response to comment 23 in our letter dated January 7, 2008. Please revise your disclosure to include:

- the nature of Mr. Lee's interest in the transaction or transactions for which he owed you, in the aggregate, $317,318 as of September 30, 2007, including a description of the transaction or transactions;

- the largest aggregate amount of principal outstanding during the period for which disclosure is provided;

- the amount thereof outstanding as of the latest practicable date;

- the amount of principal paid during the periods for which disclosure is provided; and

- the nature of the transactions between you and the entities named in the prospectus that are owned by Mr. Lee's spouse, including a description of the transaction or transactions.

11.   We note your response to comment 24 in our letter dated January 7, 2008. Please revise your disclosure to state the names of any promoters you have had during the past five fiscal years, regardless of whether such persons were retained or received compensation. Please see Rule 405 under the Securities Act of 1933, as amended, which defines the term "promoter."

Disclosure Controls and Procedures, page 30

12.   We note management's assessment that the "disclosure controls and procedures are effective in providing the financial disclosure of our company." Please revise to clarify that your principal executive and principal financial officers, or persons performing similar functions, concluded that as of the end of the period covered by the report, the disclosure controls and procedures are effective (1) to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (2) to ensure that information required to be disclosed in the required

reports is accumulated and communicated to the issuer's management, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may conclude that the disclosure controls and procedures are "effective" or "ineffective", whichever the case may be, without defining them and without using phrases such as "in keeping with the intent of the regulation" or "meet or exceed those required." See Item 307 of Regulation S-B.

Statement of Cash Flows, page F-7

13.   As requested, please revise your cash flow statement for the period ended September 30, 2007 to reclassify bank overdrafts, import loans and dividends paid to financing activities.

Report of Independent Registered Public Accounting Firm, page F-18

14.   As requested, please have your auditors revise their report to include a conformed signature in accordance with Article 2-02 of Regulation S-X.

Note 2(q) – Recent Accounting Pronouncements, page F-27

15.   As requested, please revise your disclosure of recent accounting pronouncements in your annual and interim financial statements to include a discussion of the FASB Statements issued subsequent to SFAS 154 as well as any other pronouncements issued recently by the FASB (FINs or FSPs), EITF, AICPA, or SEC that have impacted or will impact the Company upon adoption.

Note 8 – Income Taxes and Deferred Tax Liabilities, page F-14

16.   Please provide the comparative reconciliation and discussion for the six month period ended September 30, 2006, and revise footnote 2(h) on page F-9 to disclose the amended tax provision for the period ended September 30, 2007.

Note 13 – Subsequent Events, page F-34

17.   Please revise to clarify that the additional 12,500 shares were issued by the British Virgin Islands Corporation, not the registrant, and that they were exempt under the Securities Act.

Part II

Recent Sales of Unregistered Securities, page II-1

18.   We note your response to comment 41 in our letter dated January 7, 2008. In the share exchange transaction between Green Dragon Wood Products and Fit Sum it appears that several of the investors were residents of the United States. If so, please clarify the

exemption used for these individuals. As previously requested, identify the persons or class of persons to whom Fit Sum sold the securities. For example, are the selling shareholders employees or investors in a private placement? How were the investors identified?

Index of Exhibits, page II-3

19.   We note your response to comment 42 in our letter dated January 7, 2008. However, the copies of the share exchange agreements filed with the first amendment to the registration statement are not in final form and are not executed. Please file final, executed versions of these agreements and any other contracts that you intend to file as exhibits to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Diane J. Harrison, Esq. (via facsimile (941) 531-4935)